C21 INVESTMENTS INC.

NOTICE OF CHANGE IN YEAR-END

Pursuant to Section 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations

(A) Statement of decision to change year-end

C21 Investments Inc. (the "Company") has determined to change its year-end from January 31 to March 31 (the "Change in Year-End").

(B) Reason for change of year-end

The Company has determined to proceed with the Change in Year-End to better align with the reporting cycle of its peers in the cannabis industry. In addition, the Company believes that the Change in Year-End will allow its auditors to complete the audit of the Company's annual financial statements in a timely and cost-efficient manner as the Change in Year-End will shift the completion of the audit to a time period where the demands placed on audit services by other issuers is not as high.

(C) The Company's old financial year-end

January 31

(D) The Company's new financial year-end

March 31

(E) The length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Company's transition year and its new financial year.

Transition Year	Comparative Annual Financial Statements to Transition Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year
2 months ended March 31, 2024	12 months ended January 31, 2024	Not applicable	Not applicable

New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
March 31, 2025	2 months ended March 31, 2024 and 12 months ended January 31, 2024	3 months ended 06/30/2024 6 months ended 09/30/2024 9 months ended 12/31/2024	3 months ended 07/31/2023 6 months ended 10/31/2023 9 months ended 01/31/2024

(F) Filing deadlines for the annual financial statements and interim financial reports for the Company's transition year

i. For the two months ended March 31, 2024, the filing deadline is July 29, 2024; and

ii. For the new 12-month period reflecting the Company's year ended March 31, 2025, the filing deadline is July 29, 2025.

DATED this 30th day of May, 2024

C21 Investments Inc.

Per: "Michael Kidd"

Michael Kidd, Chief Financial Officer